Exhibit 99.2

Color Star Technology Co., Ltd. Closes $5.6 Million Registered Direct Offering

New York, September 20, 2022 — Color Star Technology Co., Ltd. (“Color Star” or the “Company”) (NASDAQ: CSCW), an entertainment technology company with a global network that focuses on the application of technology and artificial intelligence (AI) in the entertainment industry, today announced it closed its previously announced registered direct offering for the purchase and sale of ordinary shares and warrants. Each unit consisted of one ordinary share and one warrant to purchase one ordinary share. The purchase price per unit was $0.08. The gross proceeds from the sale of the securities, before deducting placement agent fees and other estimated offering expenses payable by the Company, was approximately $5.6 million. The Company issued to the investors an aggregate of 70,000,000 ordinary shares and warrants to purchase an aggregate of 70,000,000 ordinary shares. The investor warrants are initially exercisable at $0.08 per share.

The net proceeds from this offering will be used for general corporate and working capital purposes.

Maxim Group, LLC acted as sole placement agent for the offering.

This offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333- 256508) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on June 23, 2021. A prospectus supplement describing the terms of the proposed offering has been filed with the SEC and is available on the SEC’s website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Color Star Technology Co., Ltd.

Color Star Technology Co., Ltd. (Nasdaq: CSCW) is an entertainment and education company that provides online entertainment performances and online music education services. Its business operations are conducted through its wholly-owned subsidiaries Color China Entertainment Ltd. and CACM Group NY, Inc. The Company’s online education is provided through its Color World music and entertainment education platform. More information about the Company can be found at www.colorstarinternational.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development, including the development of the metaverse project; product and service demand and acceptance; changes in technology; economic conditions; the growth of the educational and training services market internationally where CSCW conducts its business; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

For more information, please contact:

Color Star Investor Relations

Office Number No. 1003, 9th Floor,

132 West 31st Street

New York, NY 10001

Office: (212) 410-5186

Email ir@colorstarinternational.com